Exhibit 99.1

CollPlant Announces Closing of Global Licensing and Commercialization Agreement with United Therapeutics for
3D Bioprinting of Solid-Organ Scaffolds for Human Transplants

Collaboration Combines CollPlant’s Proprietary rhCollagen-based BioInk Technology and United Therapeutics’
Regenerative Medicine and Organ Manufacturing Capabilities

NESS ZIONA, Israel, November 12, 2018 -- CollPlant (NASDAQ: CLGN) today announced the closing of a worldwide exclusive license, development and commercialization agreement with United Therapeutics Corporation (NASDAQ:UTHR) for 3D bioprinted lung transplants. Effectiveness of the agreement was subject to certain closing conditions which were all achieved, and the agreement became effective on November 9, 2018.

As previously announced, CollPlant granted United Therapeutics, through its wholly owned organ manufacturing and transplantation-focused subsidiary Lung Biotechnology PBC, an exclusive license to its technology for the production and use of rhCollagen-based BioInk for 3D bioprinted lung transplants throughout the universe. CollPlant will manufacture and supply BioInk for a few years to meet development process demand, and will provide technical support to United Therapeutics as it establishes a U.S. facility for the manufacture of CollPlant’s rhCollagen and BioInk. In addition to the initial focus on lung manufacturing, the agreement grants United Therapeutics an option, exercisable for two years, to expand the field of its license to add up to three additional organs.

Yehiel Tal, Chief Executive Officer of CollPlant, stated, “We are happy to bring the strategic agreement with United Therapeutics to closing. CollPlant is committed to the success of the lung manufacturing program led by United Therapeutics that is pioneering the field of organ manufacturing. The technology to print lungs can be expanded to other lifesaving organs, and address the acute shortage of transplantable organs. We are actively expanding our activity in the field of 3D Bioprinting, and advancing new collaborations to develop new and unique products that will contribute to longevity and better life quality”.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. The Company’s products are based on its rhCollagen (recombinant human collagen) that is produced with its proprietary plant-based genetic engineering technology.

CollPlant’s products address indications for diverse fields of organ and tissue repair and are ushering in a new era in regenerative medicine. The Company’s flagship BioInk product line provides an ideal building block for 3D bioprinting of tissues and organs, and its unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information, visit http://www.collplant.com.

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen-based BioInk; CollPlant’s and United Therapeutics’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based BioInk, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of CollPlant’s rhCollagen-based BioInk and United Therapeutics’ manufactured organs; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; CollPlant’s and United Therapeutics’ ability to establish and maintain strategic partnerships and other corporate collaborations; CollPlant’s and United Therapeutics’ reliance on third parties to conduct some aspects of their product manufacturing; the scope of protection CollPlant and United Therapeutics are able to establish and maintain for intellectual property rights and the companies’ ability to operate their business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate; projected capital expenditures and liquidity; changes in the companies’ strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant and United Therapeutics is contained under the heading “Risk Factors” included in CollPlant’s and United Therapeutics’ most recent annual report on Form 20-F and Form 10-K, respectively, filed with the SEC, and in other filings that CollPlant and United Therapeutics have made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and neither company undertakes, and CollPlant specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant: Eran Rotem Deputy CEO & Chief Financial Officer Tel: + 972-73-2325600 Email: Eran@collplant.com